# AMENDED AND RESTATED OPERATING AGREEMENT OF
## SLEEP BETTER FOUNDATION, LLC

This Amended and Restated Operating Agreement (the "**Agreement**") of Apnea Management, LLC DBA Sleep Better Foundation (the "**Company**") is made and entered into as of January 15, 2020 by and among Beechwood Ventures, LLC ("**Beechwood**" as the Manager and the "**Initial Member**"), Joseph Dzierzewski, Laurie McDermott, Brad Dillman, Lorena Rojas, and Adam McCue collectively as "**Additional Members**" (the Initial Member, the Additional Members and any other Persons hereinafter admitted to the Company as members are sometimes referred to individually as a "**Member**" or collectively as the "**Members**").

## RECITALS

WHEREAS, the Company was formed under the laws of the Commonwealth of Virginia by the filing of Articles of Organization with the Secretary of State of Virginia (the "**Articles of Organization**") for the purposes set forth in <u>Section 2.1</u>;

WHEREAS, the initial Operating Agreement for the Company was executed by the Manager as the sole member thereof on September 5, 2016 (the "**Initial Agreement**"); and

WHEREAS, the Members, or the Voting Member for said Members, wish to amend and restate the Initial Agreement to admit the Additional Members to the Company on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants of the parties hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

## ARTICLE 1
## ORGANIZATION OF COMPANY

**1.1** <u>**Organization and Continuation**</u>. The Company was organized and formed as a Virginia limited liability company. The Manager shall execute and file such additional instruments as may be necessary to continue the Company as a limited liability company in the Commonwealth of Virginia, and to qualify the Company to do business in any other jurisdiction where such qualification is necessary. The duration of the Company shall be perpetual.

**1.2** <u>**Name**</u>. The name of the Company is "**Sleep Better Foundation, LLC**" or such other name(s) as the Manager may from time to time select.

**1.3** <u>**Principal Place of Business**</u>. The principal place of business of the Company shall be 12411 Fielding Circle, Suite 3409, Los Angeles, CA 90094. The Company may relocate its principal place of business to any other place or places, within or outside of the State of California, as the Manager may from time to time deem advisable.

**1.4** <u>**Registered Office and Registered Agent**</u>. The Company's registered agent and registered office shall be as indicated in the Company's filings with the Commonwealth of Virginia

Secretary of State. The registered agent of the Company is set forth in the Articles of Organization filed with the Commonwealth of Virginia Secretary of State.

**1.5     Names and Addresses of Members**. The current names of the Members are as set forth on Schedule I attached hereto. Any Member may change its address by notifying the Manager and other Members in accordance with Section 9.2.

**1.6     Term**. The Company shall continue in existence in perpetuity, unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the Act.

**1.7     No Certificates of Ownership**. No certificates or other evidence of ownership shall be issued in respect of the interests in the Company, except as specifically set forth in this Agreement.

**1.8     Members' Proportionate Interest**. The respective interests of the Members, in and to the Company and its assets, capital and the proportion in which the net income or net loss of the Company shall be shared or borne, as the case may be, by the Members are set forth in Schedule I (said interests and proportions are herein sometimes referred to as "**Percentage Interests**").

## ARTICLE 2
## BUSINESS OF COMPANY

**2.1     Purpose**. The purpose of the Company shall be to operate a virtual online sleep coaching business and to engage in any lawful act or activity for which limited liability companies may be organized under the laws of the Commonwealth of Virginia. The Manager shall have the power and authority to take any and all actions and do any and all things that he determines may be necessary, incidental or convenient to carry out the foregoing purposes and to carry on the Company's business as contemplated by this Agreement.

**2.2     Power and Authority**. Subject to the provisions of this Agreement, the Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to, or for the furtherance of, the purpose set forth in Section 2.1.

## ARTICLE 3
## DEFINITIONS

In addition to terms defined throughout the Agreement, for purposes of this Agreement, the following terms shall have the meanings set forth below:

**3.1     "Affiliate"** of any Person means an entity or natural person controlling, controlled by or under common control with such Person, whether directly or indirectly.

**3.2     "Code"** means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

**3.3     "Company"** shall have the meaning set forth in the Preamble.

**3.4** **"Incapacity"** means the legal incapacity of a Person or the dissolution or liquidation of an entity. With respect to an individual, this shall mean that the individual is unable to promptly and intelligently manage financial matters (such determination to be made in writing by the physician who has primary responsibility for that individual's treatment and care).

**3.5** **"Manager"** shall mean Beechwood Ventures, or such other Person designated in accordance with Section 6.15 hereof.

**3.6** **"Membership Interest"** of a Member means the entire equity interest in the Company of that Member.

**3.7** **"Person"** means any individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

**3.8** **"Treasury Regulations"** means regulations promulgated pursuant to the Code by the United States Department of the Treasury, as amended from time to time (and any corresponding provisions of succeeding law).

**3.9** **"Voting Member"** means the Member that has been given the proxy to vote on any and all company business for the other members. All Members that have currently given the proxy for voting rights to the Voting Member are enumerated in Schedule I.

## ARTICLE 4
## CAPITAL CONTRIBUTIONS AND MEMBERSHIP INTERESTS

**4.1** <u>**Initial Capital Contributions**</u>. Each Member has made the capital contribution to the Company set forth opposite such Member's name on Schedule I. No interest shall accrue on any capital contribution or share of undistributed profits, and the Members shall not have the right to withdraw or be repaid their capital contributions except as provided in this Agreement.

**4.2** <u>**Additional Capital Contributions**</u>. If the Manager determines that the Company requires additional funds to properly operate the business, and has determined that such funds should be provided as equity rather than debt, then the Manager shall notify the Members of the amount of additional funds required, the purpose for which such funds are to be used, the date such funds are required, which date shall not be less than thirty (30) days after the date the notice is given, and the attributes of the Membership Interest that the Members will receive in exchange for the additional capital contribution (such notice being referred to hereinafter as a "**Capital Request**").

(a) Each Member, upon receipt of a Capital Request, shall have the right, but not the obligation, to contribute to the Company its pro rata share (based on its Percentage Interest as of the date of such Capital Request) of the amount of funds set forth in the Capital Request.

(b) If any Member does not contribute any portion of its pro rata share of any funds requested in a Capital Request, then the other Members may contribute the funds not contributed (the "**Capital Shortfall**") and receive the attributes of the Membership Interests set forth in the Capital Request, and, if they do not contribute the full amount of the Capital Shortfall, the Manager may obtain the remaining Capital Shortfall from any other Person and may admit that other Person as an additional Member on the terms set forth in the Capital Request upon execution by that Person of an instrument pursuant to which that Person agrees to be bound by all of the terms and provisions of this Agreement.

(c)     It is understood and agreed that the Manager has issued a Capital Request for three hundred and fifty thousand ($350,000) dollars.

**4.3     Title to Property**.  Except as otherwise agreed, all real, personal and intangible property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in his, her or its individual name or right, and each Member's interest in the Company shall be personal property for all purposes.

**4.4     No Third Party Rights**.  Nothing in this Agreement shall be construed as conferring any rights to any other Person not a party to this Agreement, including, but not limited to, the holder of any obligation secured by a mortgage, deed of trust, security interest, or other lien or encumbrance affecting the Company or any interest of a Member in the Company.

## ARTICLE 5
## DISTRIBUTIONS

**5.1     Distributions**.  Distributions shall be made to the Members in proportion to their respective Percentage Interests, at such times and in such amounts as the Manager in his sole discretion shall determine after (a) paying, or providing for the payment of, all liabilities and obligations of the Company, giving due consideration to any other reasonably foreseeable cash needs of the Company, and (b) providing for a contingency fund in such amount as the Manager determines to be appropriate.  Distributions may be made in cash or in kind, or partly in each, as the Manager may from time to time determine.

**5.2     Withdrawals**.  A Member may not withdraw or retire from the Company except upon termination of the Company pursuant to Article 8 or by a Transfer permitted under Article 7. Except as otherwise provided herein, a Member shall not have the right to demand or receive all or any portion of its capital contributions or any other distribution until the time of (and on the same terms as) any such return or distribution is made to the Members generally.  In no event shall a Member have a right to demand or receive property other than cash in return for capital contributions or otherwise.

**5.3     Right to Distributions**.  No Member shall have the right to demand or receive any distribution until the time (and on the same terms as) such distribution is made to the Members generally pursuant to the terms of this Article 5.  No Member shall have the right to demand or receive property other than cash from the Company.

## ARTICLE 6
## MANAGEMENT OF THE COMPANY

**6.1     Management**.  The business and affairs of the Company shall be managed by the Manager.  The Manager shall have full and exclusive discretionary right, power and authority in the management and control of the affairs of the Company and shall make all decisions affecting the Company. The Members are investors only and shall have no right, power, or authority over the control or management of the Company's affairs.

**6.2** **Rights and Duties of Manager**. The Manager shall use his best, commercially reasonable efforts to carry out the purposes, business and objectives of the Company, and shall devote to the Company business such time as shall be reasonably required for its welfare and success. The Manager shall have full responsibility and complete discretion in the management and control of the business and affairs of the Company for the purposes herein stated and shall make all decisions affecting the Company affairs and business. The Manager shall have all of the rights, powers and authorizations of a manager as provided in the Act and, in addition, shall have the right, power and authority to do, on behalf of the Company, all things which in his sole judgment are necessary or desirable to carry out his duties and responsibilities, including the following:

(a) Acquiring, disposing, and otherwise dealing with all Company assets (whether real or personal), arranging for such loans and, in connection therewith, mortgaging or pledging any or all of the assets of the Company as security for the Company's indebtedness, in each case, as the Manager deems necessary or desirable for the Company, upon such terms and conditions as he determines are appropriate;

(b) Entering into, making and performing contracts, agreements and other undertakings binding the Company that may be necessary, appropriate or advisable in furtherance of the business of the Company and making all decisions and waivers thereunder;

(c) Obtaining permits and approvals of appropriate governmental and municipal authorities;

(d) Coordinating all accounting and clerical functions of the Company, employing such accountants, lawyers, brokers and other management or service personnel, with or without discretionary powers, as may be reasonably required to carry on the business of the Company on such terms and for such reasonable compensation as are in accordance with generally accepted business practices;

(e) Coordinating all management and operational functions relating to the Company property;

(f) Making such elections under Federal and state tax laws and taking such actions with respect to similar matters as he believes to be necessary or desirable; and

(g) Entering into any kind of activity and executing and carrying out any document, agreement or other instrument of any kind necessary for, or in connection with, or incidental to, the accomplishment of the purposes of the Company.

**6.3** **Company Expenses**. Without limiting the generality of the foregoing, the Manager may engage on behalf of, and at the expense of, the Company, such Persons, including Affiliates of the Manager, as the Manager, in his reasonable judgment, shall deem advisable for

5

the conduct and operation of the business of the Company, including lawyers, accountants, engineers, consultants and purveyors of other services or materials for the Company on such terms and for such compensation as the Manager determines in his reasonable judgment.

**6.4     Reimbursement of Expenses**.  The Manager shall be entitled to reimbursement from Company funds for all expenses reasonably incurred in performing his duties hereunder.

**6.5     Company Funds**.  All funds of the Company shall be deposited in such checking and savings account or time deposits as shall be designated by the Manager from time to time, and withdrawals therefrom shall be made upon such signature or signatures as the Manager may designate.  Funds of the Company may from time to time be invested in such manner as the Manager in his sole discretion shall determine.

**6.6     Liability**.

(a)     No Member shall have any liability or obligation to the Company or to any creditors or other Persons dealing with the Company except to the extent it has specifically agreed to such liability, in writing, or as required under the Act.

(b)     Neither the Manager, nor any current or former Member, and no current or former manager, director, member, partner, shareholder, officer, trustee or constituent owner of such Person (each a "**Covered Person**") shall be liable, responsible or accountable in damages or otherwise to the Company or any other Member for any mistake in judgment or any other action taken or failure to act for or on behalf of the Company which such Covered Person reasonably believed to be within the scope of the authority conferred on such Person by this Agreement or by law, unless such act or omission was performed or omitted in bad faith or constituted gross negligence or willful misconduct. Any act or omission by a Covered Person if done in reliance upon the opinion of legal counsel or public accountants selected with the exercise of reasonable care by such Covered Person on behalf of the Company, shall be conclusively presumed not to constitute bad faith, gross negligence or willful misconduct on the part of such Covered Person.

**6.7     Indemnification**.

(a)     The Company shall indemnify, defend and hold harmless the Manager if made a party or threatened to be made a party to or if involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or any appeal thereof or any inquiry or investigation that could lead to such an action, suit or proceeding (each a "**Proceeding**") from and against any and all claims, demands, judgments, penalties, fines, costs, liabilities, damages, losses and expenses of any nature whatsoever (including attorneys' fees, court costs and expenses) reasonably incurred by such Person by reason of the fact that such Person is or was the Manager, if the conduct of the Manager did not constitute bad faith, gross negligence or willful misconduct.

(b)     In addition, the Manager may cause the Company to indemnify, defend and hold harmless any other Covered Person provided that such Covered Person's conduct did not constitute bad faith, gross negligence or willful misconduct.

(c)     The termination of any Proceeding by judgment, order, conviction, settlement or otherwise shall not, of itself, create a presumption that such Covered Person's activities were performed or omitted in bad faith or constituted gross negligence or willful misconduct.

(d)     Expenses (including attorneys' fees and court costs and expenses) reasonably incurred by the Manager in connection with a Proceeding shall be paid by the Company in advance of final disposition of such Proceeding, which advances shall be repaid by the Manager if the Manager is ultimately determined not to be entitled to indemnification under Section 6.7(a), and expenses incurred by any other Covered Person in connection with a Proceeding may be paid by the Company, in the discretion of the Manager, in advance of final disposition of such Proceeding (i) if the Manager determines that the payment is proper in the circumstances, and (ii) such other Covered Person delivers to the Manager an undertaking, in form and substance acceptable to the Manager, of such other Covered Person, to repay such amount if such Person is ultimately determined not to be entitled to indemnification under Section 6.7(b).

(e)     The indemnification and advancement rights set forth above shall be cumulative of, and in addition to, any and all rights, remedies and recourse to which the Manager shall be entitled, whether pursuant to the provisions of this Agreement, at law or in equity.

**6.8     Third Parties**.  The signed statement of the Manager reciting that he has authority to undertake any act on behalf of the Company, when delivered to any third party shall be all the evidence such third party shall need concerning the capacity of the Manager, and such third party shall be entitled to rely upon such statement and shall not be required to inquire into the authority of the Manager to bind the Company.

**6.9     Time to be Devoted to Management of Business**.  The Manager shall devote so much of his time to the business of the Company as in his judgment the conduct of the Company business shall reasonably require, and shall not be obligated to manage the Company as his sole and exclusive function or to do or perform any act or thing in connection with the business of the Company not expressly set forth herein.

**6.10     Officers; Agents**.  The Manager may appoint officers and agents of the Company and delegate all or any portion of his day-to-day operational authority to such officers and agents. The officers and agents of the Company shall hold their offices for such terms and positions and shall exercise such powers and perform such duties as shall be determined from time to time by the Manager.  Any number of offices or positions may be held by the same person.

**6.11     Outside Activities; Conflicts of Interest**.  The Members and the Manager shall have the absolute right to own and manage such other business interests and shall be entitled to engage in such other business activities in addition to those relating to the Company, and neither the Company nor any of the Members shall have any rights by virtue of this Agreement or the Company relationship created hereby in any business interests or activities of the Manager or any Member.

**6.12** **Books of Account**. The Manager shall maintain, or cause to be maintained, full and accurate books of the Company, showing all receipts and expenditures, assets and liabilities, profits and losses, and all other matters relating to the Company's business and affairs. The books of the Company shall be open to the reasonable inspection and examination of any Member by its duly authorized representative at any time during regular business hours for any purpose reasonably related to the Member's Membership Interest.

**6.13** **Tax Returns**. The Manager shall cause to be prepared and filed in a timely fashion, all required tax returns of the Company and shall furnish each Member with copies of all information as may be reasonably necessary to enable such Member to properly report its share of Company income, gain, loss, deduction or credit on its Federal income tax return for such year.

**6.14** **Resignation**. A Manager may resign at any time by giving written notice to the Members. A resignation by a Manager shall become effective upon (a) if applicable, the specific date designated in the notice of resignation, or (b) immediately, if no future effective date is designated in the notice of resignation; provided, however, that in no event shall any such resignation be effective prior to the election of a successor manager.

**6.15** **Successor Manager**. If any Manager is not able or willing to continue to act as a Manager by reason of resignation or Incapacity, such position and the position of any other appointed successor Manager shall be filled by action of the Members, or the Voting Member for said Members, holding a majority of the Percentage Interests.

**6.16** **Voting Member.** The Voting Member is determined to be Beechwood Ventures.

**6.17** **Assignment to Voting Member.** No future Member is required to yield or convey voting rights to the Voting Member. The Voting Member can return voting rights to any or all Members at any point in the future at the sole discretion of the Voting Member.

## ARTICLE 7
## TRANSFERS

**7.1** **Definition**. For purposes of this Agreement, the term "**Transfer**" shall mean any transfer, assignment, sale, exchange, gift, mortgage, pledge, encumbrance, security interest, or other disposition.

**7.2** **Assignment by Members; Admission of Assignees**. No Member shall make or permit to be made (directly or indirectly, voluntarily or involuntarily, or by operation of law), any Transfer of its Membership Interest to any other person without the prior written consent of the Manager and other Member(s), or the Voting Member for said Members. Notwithstanding the foregoing, a Member may Transfer all or any part of its Membership Interest (without consent) to any one or more of the following (each a "**Permitted Transferee**"):

(a)     another Member;

(b)     the lineal descendants of Beechwood;

(c)     any trustee or trustees of one or more trusts for the benefit of any of the Persons named in Sections 7.2(a) or 7.2(b);

(d)     the executors, administrators or personal representatives of any Person referred to in Sections 7.2(a) or 7.2(b) for the period of administration; or

(e)     a single member limited liability company (or similar entity that is qualified to own stock of a small business corporation under Section 1361, et seq., of the Code) (i) which is controlled, directly and indirectly, by one or more Persons described in Sections 7.2(a), (b), (c) or (d) and (ii) 100% of the equity interests in which are owned, directly and indirectly, by any Person described in Sections 7.2(a), (b), (c) or (d).

**7.3     Further Restrictions on Transfer**.  Notwithstanding anything contained herein to the contrary, no direct or indirect Transfer of any Membership Interest may be made to any Person, including a Permitted Transferee, unless:

(a)     In the opinion of counsel for the Company, such Transfer would not be in violation of any agreements between the Company and any of its lenders;

(b)     The Transfer would not terminate the Company's Sub S Election;

(c)     If deemed necessary by counsel for the Company, the Manager receives an opinion satisfactory to Company's legal counsel to the effect that (i) such Transfer may be made without registering such Membership Interest under the Securities Act of 1933 or any applicable state Blue Sky or securities laws or regulations, and that such Transfer will not violate any applicable federal or state securities laws, (ii) such Transfer will not cause the Company to cease to qualify as a small business corporation under Section 1361, et seq., of the Code, and (iii) covering any other matter reasonably required by legal counsel for the Company; and

(d)     The transferor and the transferee shall execute and acknowledge such instruments as the Manager may deem necessary or desirable to effect the admission of the transferee as a substituted or additional Member, including the written acceptance and adoption by the transferee of all of the terms and provisions of this Agreement as the same may be amended from time to time, and shall pay all reasonable fees and other costs (including reasonable attorneys' fees) incurred by the Company in connection with the Transfer and admission of the transferee to the Company.

**7.4     Unauthorized and Involuntary Transfers Void**.  Any attempt to make a Transfer of a Member's Membership Interests except as specifically authorized by this Agreement shall be void, ab initio.  The Company shall not permit any Transfer of a Membership Interest to be reflected in its books and records unless such Transfer has been made in accordance with the terms and conditions of this Article 7.  The transferee of any Transfer that does not comply with the provisions of this Agreement shall have only those rights to distributions, as and when made to Members generally but shall have no right to require any information or account of the Company's transactions, to inspect the Company's books and records or to participate in any option granted to, or matter requiring the approval or disapproval of, the Members, or the Voting Member for said Members.

**7.5** **Additional General Transfer Provisions**. Upon the completion of a Transfer of a Membership Interest in compliance with this Article 7, the transferor shall be released from all future obligations accruing under this Agreement after the date of such Transfer if the transferee assumes all such obligations in place of the transferor. The transferor shall remain liable, however, for its obligations under this Agreement accruing on or prior to the date of such a Transfer.

**ARTICLE 8**
**DISSOLUTION AND TERMINATION**

**8.1** **Events of Dissolution**. The Company shall be dissolved upon the first to occur of any of the following events:

(a) The written election of the Manager and Members, or the Voting Member for said Members, owning at least a majority of the Percentage Interests then owned by all Members.

(b) As soon as reasonably practical following the sale or other disposition of all or substantially all of the assets of the Company.

**8.2** **Winding Up of the Company**. Winding Up/Distributions. Upon the dissolution of the Company, the Manager (or if there is no Manager, one or more Persons appointed to liquidate the Company by Members, or the Voting Member for said Members, owning at least a majority of the Percentage Interests then owned by all Members, such Person or the Manager, as the case may be, hereinafter referred to as the "**Liquidating Person**") shall proceed with the winding up of the affairs of the Company. The Liquidating Person shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company property pursuant to such liquidation, having due regard for the activity and condition of the relevant market and general financial and economic conditions. The Manager and each Member shall have the right to bid on and purchase any of the assets being sold on the same terms and conditions as apply to any unrelated third party. The proceeds from the sale of the Company assets, to the extent available, shall be applied and distributed by the Liquidating Person in the following order of priority:

(i) First, to creditors (including Members and Affiliates who are creditors) and the expenses of liquidation, in the order of priority provided by law;

(ii) Second, to the establishment of any reserves which the Liquidating Person determines to be reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; and

(iii) Thereafter, to the Members in proportion to their Percentage Interests.

In the event the Company receives a promissory note upon the sale of all or substantially all of its assets, then the Company shall remain in existence to collect the proceeds of such promissory note. The proceeds collected from any such promissory note shall be distributed as soon as practicable in accordance with this Section 8.2(i). Any amounts withheld for reserves pursuant to Section 8.2(ii) shall be distributed from time to time in the reasonable discretion of the Liquidating Person to the Members in proportion to their Percentage Interests. The Liquidating Person may make liquidating distributions to each Member either wholly in cash or wholly in kind, or partially in cash and partially in kind, in the Liquidating Person's sole discretion. In the event it becomes necessary to make a distribution of Company property in kind, such property shall be transferred and conveyed to the Members so as to vest in each of them as a tenant in common an undivided interest in the whole of said property equal to its Percentage Interest.

      (a)    <u>Final Accounting</u>. Within a reasonable time following the completion of the liquidation of the Company, the Liquidating Person shall distribute to each Member a statement setting forth the assets, liabilities, and receipts and expenses of the Company from the date of the last annual accounting to the date of complete liquidation and termination and each Member's share of any final distributions.

      (b)    <u>Termination</u>. Upon the completion of the liquidation of the Company and the distribution of the Company's assets, the Company shall terminate and the Liquidating Person shall cause the cancellation of the Company's Articles of Organization as well as executing as any and all other documents required to effectuate the dissolution and termination of the Company.

      (c)    <u>Miscellaneous</u>. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, the return of its contributions to the Company and its share of profits, and if the Company assets remaining after the payment on discharge of its liabilities are insufficient to return the contributions of Members, such Members shall have no recourse against the Manager or any Member. No Member shall have any right to demand or receive property other than cash upon a dissolution and termination of the Company.

    **8.3**    **Articles of Dissolution**. When all of the Company's debts, liabilities and obligations have been paid and discharged, or adequate provisions have been made therefor, and all of the Company's remaining property and assets have been distributed to the Members, articles of dissolution in the form required under the Act shall be executed and filed with the Commonwealth of Virginia Secretary of State. Upon the filing of the articles of dissolution, the existence of the Company shall cease, except for the purpose of suits, other proceedings, and appropriate action as provided in the Act. The Manager shall have authority on behalf, and in the name, of the Company to distribute any Company property discovered after dissolution, convey real estate, and take such other actions as may be necessary following the filing of the articles of dissolution.


**ARTICLE 9**
**MISCELLANEOUS PROVISIONS**


    **9.1**    **Appointment of Manager as Attorney-in-Fact**. The Members, or the Voting Member for said Members, hereby irrevocably constitute and appoint the Manager as their true and lawful attorney-in-fact, such power being coupled with an interest, with the Manager having full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including but not limited to:

(a)    all certificates and other instruments (including counterparts of this Agreement) and any amendment thereof, which the Manager deems appropriate to qualify or continue the Company as a limited liability company in the jurisdiction in which the Company may conduct business or as an electing small business corporation under Section 1361, et seq., of the Code;

(b)    all instruments which the Manager deems appropriate to reflect a change or modification of this Agreement made in accordance with the terms of this Agreement which does not change the substance thereof; and

(c)    all conveyances and other instruments which the Manager deems appropriate to reflect the dissolution and termination of the Company, including any certificate or other instruments referred to in Article 8.

**9.2**    **Notices**.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing to the address set forth for the applicable Member on Schedule I, and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier; (c) on the date sent by facsimile or e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third business day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid).  The address of any Member or Manager may be changed by written notice to the other parties hereto duly served in accordance with this Section 9.2.

**9.3**    **Application of Virginia Law**.    This Agreement, and its application and interpretation, shall be governed exclusively by its terms and by the internal laws of the Commonwealth of Virginia without regard to that state's choice-of-law principles.

**9.4**    **Waiver of Action for Partition**.  Each Member irrevocably waives during the term of the Company any right that he, she or it may have to maintain any action for partition with respect to the property of the Company.

**9.5**    **Entire Agreement**.  This Agreement constitutes the entire agreement among the Members and Manager with respect to the transactions contemplated herein, and supersedes all prior oral or written agreements, commitments, or understandings with respect to the matters provided for in this Agreement.

**9.6**    **Amendments to Agreement**.  This Agreement may not be amended except by the written agreement of the Members, or the Voting Member for said Members, holding a majority of the Percentage Interests and the Manager.  Notwithstanding the preceding sentence, the Manager may amend and modify the provisions of this Agreement, and the exhibits and schedules hereto: (a) to reflect the issuance of Membership Interests and/or the admission of additional Members in accordance with the terms of this Agreement; (b) to effectuate ministerial, non-substantive amendments deemed necessary or appropriate by the Manager or to cure any typographical or other clerical errors; and/or (c) to preserve the status of the Company as a subchapter S corporation for federal income tax purposes.

**9.7    Construction**.  When required by the context, whenever the singular number is used in this Agreement the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

**9.8    Liability of Trust**.  Anything herein to the contrary notwithstanding, it is expressly understood that with respect to any trust becoming a party to this Agreement as a Member, the Company and the other Members shall look solely to the assets of such trust for the satisfaction of any liabilities of such trust as a Member hereunder, and no trustee of any such trust shall have any individual liability with respect to any obligation of any such trust as a Member, whether pursuant to this Agreement or otherwise.

**9.9    Headings**.  The headings in this Agreement are for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any of its provisions.

**9.10    Not for Benefit of Creditors**.  None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any creditor of the Company.

**9.11    Waivers**.  The failure of any party to seek redress for the violation of, or to insist upon the strict performance of, any covenant or condition of this Agreement shall not prevent a subsequent act that would originally have constituted a violation from having the effect of an original violation.

**9.12    Severability**.  If any provision of this Agreement or its application to any Person or circumstance shall be found invalid, illegal, or unenforceable to any extent, the remainder of this Agreement and its application shall not be affected and shall remain enforceable to the fullest extent permitted by law.

**9.13    Heirs, Successors and Assigns**.  Each of the covenants, terms, provisions, and agreements contained in this Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and direct or indirect assigns.

**9.14    Further Assurances**.  Each of the Members, or the Voting Member for said Members, shall hereafter execute and deliver such further instruments and do such further acts and things as may be required or useful to carry out the intent and purpose of this Agreement and are not inconsistent with the terms hereof.  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.  Signed .pdf counterparts of this Agreement transmitted by facsimile or electronic mail shall be treated as originals.

**IN WITNESS WHEREOF,** the undersigned hereby agree, acknowledge, and certify that the foregoing constitutes the Amended and Restated Operating Agreement of Sleep Better Foundation, LLC adopted by the Manager and Members, or the Voting Member for said Members, of the Company as of the date first above written.

**MANAGER:**

Beechwood Ventures, LLC


By: Stephen A. Burton


**VOTING MEMBER:**

Beechwood Ventures, LLC


By: Stephen A. Burton

# SCHEDULE I

## MEMBERS, CAPITAL CONTRIBUTIONS AND PERCENTAGE INTERESTS

| Member Name and Address | Capital Contribution | Number of Interests |
|---|---|---|
| Beechwood Ventures, LLC | $ 100,000 | 105,000 |
| | | **Founding Allocation Interests** |
| Beechwood Ventures, LLC | | 150,000 |
| [1] VP Clinical Services - Joseph Dzierzewski | | 60,000 |
| [1] President - Laurie McDermott | | 10,750 |
| [1] VP Business Development - Brad Dillman | | 10,750 |
| [1] VP Hispanic Services - Lorena Rojas, MD | | 10,000 |
| [1] CTO – Adam McCue | | 10,000 |
| | | **Future Allocation Interests** |
| [2] Chairman & CEO – TBD | | 10,000 |
| [2] CFO – TBD | | 10,000 |
| [3] Crowd Source Fund Raising | $ 350,000 | 72,000 |
| [4] Employee Option Pool | | 25,000 |
| **TOTAL MEMBERSHIP INTERESTS ALLOCATED** | | **469,000** |
| Remaining Authorized, but Unallocated Interests | | 131,000 |
| **TOTAL MEMBERSHIP INTERESTS Authorized** | | **600,000** |

[1] Membership Interests have been assigned to the Voting Member.

[2] Membership Interests will be allocated when position is filled and held by person hired.

[3] Membership Interests will be allocated to CF Investors (assumes fully funded CF raise).

[4] Membership Interests will be allocated as needed on or after the closing of CF Fund Raising.